Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

APPOINTMENT OF CHAIRMAN AND CHAIRMAN OF THE NOMINATION COMMITTEE

The Board is pleased to announce that Mr. Wang Dongjin, an existing Non-executive Director of the Company, has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 18 November 2019. He no longer serves as Vice Chairman of the Board.

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that Mr. Wang Dongjin (“Mr. Wang”), an existing Non-executive Director of the Company, has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 18 November 2019. Mr. Wang no longer serves as Vice Chairman of the Board with effect from 18 November 2019.

Wang Dongjin

Born in 1962, Mr. Wang is a professor-level senior engineer and received a Bachelor of Science degree in Petroleum Drilling from Development Department of China University of Petroleum and a Doctor of Science degree in Petroleum Engineering Management from China University of Petroleum-Beijing in 2012. From July 1995 to December 1997, he was appointed as Deputy Director-General of Jiangsu Petroleum Exploration Bureau. From December 1997 to October 2002, he was appointed as Vice President of China National Oil & Gas Exploration and Development Corporation (“CNODC”). From December 2000 to October 2002, he also served as President of CNPC International (Kazakhstan) Ltd. and President of AktobeMunai Gas Corp. From October 2002 to September 2008, he served as President of CNODC. From January 2004 to September 2008, he was appointed as Assistant President of China National Petroleum Corporation (“CNPC”) and Vice Chairman of CNODC. From September 2008 to March 2018, he served as Vice President of CNPC. From May 2011 to May 2014, he was concurrently appointed as Director of PetroChina Company Limited (“PetroChina”). From July 2013 to March 2018, he was concurrently appointed as President of PetroChina. From May 2014 to March 2018, he served as Vice Chairman of PetroChina. In March 2018, Mr. Wang was appointed as a Director of CNOOC. In October 2018, Mr. Wang was appointed as President of CNOOC. In October 2019, Mr. Wang was appointed as Chairman of CNOOC. On 27 April 2018, Mr. Wang was appointed as a Non-executive Director and a member of the Remuneration Committee of the Company. From 5 December 2018 to 18 November 2019, Mr. Wang was appointed as Vice Chairman of the Company. Mr. Wang has been appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 18 November 2019.

The Company and Mr. Wang entered into a service agreement on 1 June 2019. Pursuant to the service agreement between the Company and Mr. Wang, the Company does not pay him any director’s fee. The Remuneration Committee of the Company will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Wang’s appointment would continue for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party.

As at the date of this announcement and save as disclosed above, Mr. Wang has not held any other directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, Mr. Wang does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to offer Mr. Wang its sincere congratulations on his appointment as Chairman of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 18 November 2019

As at the date of this announcement, the Board comprises the following:

Executive Director	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Lawrence J. Lau
Non-executive Director	Tse Hau Yin, Aloysius
Wang Dongjin (Chairman)	Qiu Zhi Zhong